Mail Stop 4720

March 17, 2010

Sunil Bhonsle
President
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, CA 94080

**Re: Titan Pharmaceuticals, Inc.
          Registration Statement on Form 10-12G/A
          Filed February 25, 2010
          File No. 000-27436**

Dear Mr. Bhonsle:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Products, page 3

1. We note your response to our prior comment 7 and accompanying revisions to the discussion of Probuphine on page 4. Please further revise your discussion of the results of the completed Phase 3 studies to clarify, in layman's terms, what the primary and secondary endpoints were and explain why the satisfaction of these objectives demonstrated the effectiveness of the treatment. As currently written, it is difficult to understand the basis for the Company's assertion that Probuphine was shown to be "effective" in the Phase 3 studies you reference.

<u>Patents and Proprietary Rights, page 6</u>

2. Please expand your disclosure regarding foreign patents further to identify the specific foreign jurisdictions covered by each of the foreign patents described.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies and Use of Estimates</u>
<u>Clinical Trial Accrual, page 15</u>

3. Please revise your filing to disclose whether actual clinical trial costs incurred have materially differed from your estimates for clinical trial costs.

<u>Employment Agreements, page 29</u>

4. We note that you have amended your employment agreements with Dr. Rubin and Mr. Bhonsle so that the Trigger Date of each is now June 30, 2010, and that you have attached each agreement as an exhibit to your registration statement. However, we still ask that you please disclose how the base salaries for Dr. Rubin and Mr. Bhonsle will change after the Trigger Date, regardless of whether the Trigger Date is changed by amendment again in the future.

<u>Consolidated Financial Statements, page F-1</u>

5. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

*   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at (202) 551-3674 or Daniel Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael Kistler
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154
        Tel: 212.407.4826
        Fax: 212.656.1526